REITLER
BROWN &                                             800 Third Avenue, 21st Floor
ROSENBLATT LLC                                           New York, NY 10022-7604
-------------------                                           Tel (212) 209-3050
ATTORNEYS AT LAW                                              Fax (212) 371-5500


                                                  December 1, 2005

Securities and Exchange Commission
100 F Street, North East
Washington, D.C. 20549

Re:  ACL SEMICONDUCTORS, INC.
     FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
     FORMS 10Q- FOR MARCH 31 AND JUNE 30, 2005
     FILE NO. 0-50140

Ladies and Gentlemen:

         We are special counsel for ACL Semiconductors, Inc., a Delaware corporation (the "COMPANY").

         We are in receipt of the letter, dated October 24, 2005 (the "COMMENT LETTER"), from Brian R. Cascio, Accounting Branch Chief of the Securities and Exchange Commission (the "COMMISSION"), addressed to the Company. Set forth below are the responses of the Company to the comments set forth in the Comment Letter, numbered to correspond thereto. All capitalized terms used, but not otherwise defined, herein shall have the respective definitions assigned thereto in the filing transmitted herewith.

COMMENT NUMBER   RESPONSE
--------------   --------

1. The Company takes notice of the Commission's comments and the Company will revise accordingly in its future filings.

2. The Company takes notice of the Commission's comments and the Company will revise accordingly in its future filings.

3. The Company purchased from the affiliates listed on pages 32 -35 of the Form 10K for the year ended December 31, 2004 memory products such as chips, flash memory cards, integrated circuits, Dynamic Random Access Memory (DRAM). The sales of the Company's inventories were to these affiliates which were then sold to such affiliates' customers. The inventories were not resold to the Company. The Company also purchased certain inventories from these affiliates to meet its customers' demand if the Company could not obtain sufficient inventory supplies from Samsung Hong Kong. However, the Company did not sell to and repurchase from the affiliates the identical inventories. In addition, none of the Company's purchases from these affiliates represent any returns of the previous sales to these affiliates.

4. During the calendar year of 2004, Samsung Hong Kong was actively seeking to expand its market share of its memory products in the region. Samsung Hong Kong

COMMENT NUMBER   RESPONSE
--------------   --------

                 implemented a policy to reduce the prices of its memory products which translated into a lower profit margin for companies selling Samsung's memory products, such as the
                 Company. The lower prices for the memory products have continued for much of the calendar year of 2005. The Company has adopted this "aggressive pricing strategy" in order to maximize its sales. The Company's strategy is dependent upon market competition and demand for the memory products. The Company will revise its disclosure in its future filings to include this response.

5. The Company previously had a line of credit with DahSing bank in the amount of approximately $987,179 (HK$7,700,000). In June 2004, the Company was in negotiation with DahSing bank for modification of certain terms and the amount of the line of credit. As a result of this negotiation, in August 2004, the Company loaned $611,446 to City Royal to pay off the mortgage loan on a residential property owned by City Royal and pledged to DahSing Bank as collateral to secure the Company's borrowings from DahSing Bank. The line of credit amount was also increased to a total of approximately $2,308,000 (HK$18,000,000). In February 2005, City Royal sold the residential property and has repaid the loan of $611,446 through transferring the entire proceeds from the sale of approximately $1,025,641 (HK$8,000,000) to DahSing Bank as collateral for the Company's line. The excess of the amount transferred to DahSing Bank over the outstanding loan receivable of $414,195 was classified as payable to City Royal. The Company repaid $86,276 in the second quarter of 2005 with an outstanding balance of $327,919 as of September 30, 2005. The loan from City Royal was short-term in nature and the Company expects the loan to be repaid by January 2006. The Company did not impute any interest on the loan. The imputed interest amount was immaterial to the consolidated financial statements of the Company based on the relatively low prevailing borrowing rate in Hong Kong. The loan with DahSing Bank had not been repaid as of the date of this letter. The Company will revise its disclosure in its future fillings to include this response.

6. The Company is highly dependent on the memory products from Samsung Hong Kong with sales of memory products supplied by Samsung Hong Kong accounting for approximately 80% of the Company's revenues for the year ended December 31, 2004. If the Company is unable to receive sufficient quantities of memory products from Samsung Hong Kong, the Company may not be able to continue its business. The Company is in the process of taking steps to reduce its dependence on Samsung Hong Kong such as its contemplated acquisition of Classic Electronics Ltd. ("CLASSIC"), a reseller of memory products. Additionally, the Company is currently seeking other companies which sell memory products for possible acquisition or strategic partnership. The Company will revise its disclosure in its future filings to include this response.

7. During the course of the audit for the year ended December 31, 2004, the Company's auditors found certain errors and certain undisclosed related party transactions. These errors include
                 (a) approximately $320,000 of amount paid to a related party was incorrectly expensed; such amount was an advance to the related party, was expected to be repaid by this related party and, therefore, should be classified as an asset; (b)
                 approximately $2.5 million of sales to related party was inadvertently included in the regular sales; (c) approximately $55,000 of prepaid insurance was incorrectly expensed as such amount should be capitalized and expensed over the benefit period.

COMMENT NUMBER   RESPONSE
--------------   --------

                 Since the Company's auditors' findings, the Company has taken the following steps to prevent these errors from happening: (a) the Company added one more level of technical review by hiring an outside consultant who is a CPA to oversee all the accounting records after the controller has completed the period end closing prior to submitting the financial statements to our CFO for final review; and (b) the sales reports are reviewed by the Company's CFO and COO to ensure all the related parties and related party transactions are being captured.

                 The Company's auditors have not found any material adjustments during their quarterly reviews for the first, second and third quarters of 2005.

8. (1) The majority of the Company's revenues are earned in Hong Kong and South East China region;

                 (2) The majority of the Company's assets are located in Hong Kong;

                 (3) The Company's management and accounting records are located in Hong Kong; and

                 (4) The majority of the audit work was performed in Hong Kong by the Company's U.S. auditors (out of its office in Irvine, California).

9. The Company takes notice of the Commission's comments and the Company will revise accordingly in its future filings.

10. The fair value of the shares issued to the consultants as merger costs was computed based on the most recent quoted market price of $1.05 (on September 29, 2003) prior to the effective date of the merger on September 30, 2003.

                 The Company will disclose the aforementioned information in its future filings.

11. The Company takes notice of the Commission's comments and the Company will revise accordingly in its future filings.

12. The $2.7 million merger costs represent the fair value of the 2,620,000 shares of the Company's common stock issued to certain financial advisors. These shares were valued at $1.05 per share based on the most recent quoted market price prior to the effective date of the merger.

                 The services provided by these advisors include identifying the acquiree (Atlantic Components Ltd.) and the efforts negotiating the terms of the merger.

                 Prior to the acquisition, none of these advisors had any relationship with either the acquirer or the acquiree and had no direct interest in either the Company or Atlantic Components Ltd.

13. The Company paid the $1 million acquisition deposit through a reduction of the accounts receivable due from Classic. The deposit was non-cash in nature and was disclosed in the Statements of Cash Flows on Page F-6 of our Form 10K for 2004.

                 Per the agreement between the Company and Classic, the deposit is fully refundable. Based on the verbal agreement between the management of the two entities, the Company and Classic expect the acquisition to be consummated prior to December 31, 2005.

COMMENT NUMBER   RESPONSE
--------------   --------

14. Discounts and price adjustments represent cash rebates and discounts given to certain customers based on the verbal agreements with these customers. Amounts for such rebates and discounts were classified as a reduction of revenues, in accordance with EITF 01-19, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)."

15. The Company takes notice of the Commission's comments and the Company will revise accordingly in its future filings.

16. The Company takes notice of the Commission's comments and the Company will revise accordingly in its future filings.

17. A majority of the related party transactions are consummated with Classic, an entity the Company expects to acquire later this year. Classic is in the business of selling/reselling memory products. Unlike the business of the Company, Classic sells memory products of all brands. Certain customers of Classic often place orders of memory products of different brands including Samsung memory products. Classic will then purchase the products from the Company in order to fill the customers' orders. The Company has been selling its products to Classic at prices equal or comparable to those sold to other non-related customers.

                 The Company, from time to time, may purchase products from Classic. This situation occurs when there is a shortage of products from Samsung Hong Kong. The Company may engage Classic to search for Samsung products from other Samsung distributors located throughout Asia in order to fill its customer orders.

                 Additionally, the Company has other transactions with other affiliates during the normal course of business. All of these affiliates are in the business of electronic products which need memory products for their assembling lines. The Company has been selling its products at the same price levels as those sold to other non-related customers.

                 During the quarter ended March 31, 2004, the Company evaluated the implication of FIN 46R and the impact of applying FIN 46R to its consolidated financial statements and has produced the following analysis and conclusion.

                 Under FIN 46R, an entity shall be subject to consolidation if by design any of the following 3 conditions exists:

                 1. The amount of equity investment at risk is not sufficient to allow it to finance its activities without additional subordinated financial support from other parties. Subordinated financial support refers to variable interests that will absorb some or all of an entity's expected losses, if they occur.

                 2. The holders of the equity investment at risk as a group lack
                 any  one  or  more  of  the  following   characteristics  of  a
                 controlling financial interest:

                      a. The ability, directly or indirectly, to make decisions about the investee's activities;

                      b. The obligation to absorb the investee's expected losses if they occur;

                      c. The right to receive expected residual returns if they occur.

                 3. The equity investors as a group have voting rights that are not proportionate to their economic interests and the activities of the entity involve, or are conducted on behalf of, an investor with a disproportionately small voting interest.

                 The Company has close relationships with Classic, ACLT, Kadatco, Rambo, Solutions, and Systematic. The Company purchases and sells products from/to these entities which are either owned by the shareholders or executives of the Company. All the transactions between the Company and these entities are considered during the normal course of business. Transactions with ACLT, Rambo, Kadatco, Solutions and Systematic were relatively immaterial during the years ended 2004, 2003 and 2002.

                 The Company has a relatively large number of transactions with Classic which is owned by the director of Company, Ben Wong. Based on the Company's review of the audited financial statements of Classic as of March 31, 2004, Classic has positive earnings and has been generating profits since its inception of business in 2001. Classic has several bank facilities to finance its business, has been generating positive cash flows, and does not require any financial support from the Registrant. If Classic does incur losses in the future, its plan is to obtain additional financing from existing lines of credit or advances by the shareholders of Classic. None of these related entities were structured to meet any of the three conditions above outlined in FIN 46R. The Company does not have any direct or indirect equity investment at risk in any of these entities and consequently, conditions 1, 2 or 3 are not applicable to the Company or these entities. The fact that the Company does not absorb any of these entities' expected losses or receive any of their expected residual returns, or both, is a clear indication that the Company is not the primary beneficiary of these entities. In conclusion, they are not considered "Variable Interest Entities" and, therefore, are not subject to consolidation with the Company's financial statements.

                 Based on the Company's analysis of its relationships with all these related entities and the implication of FIN 46R, the Company has concluded that its current accounting practice is in compliance with GAAP.

         The Company takes notice of the Commission's closing comments.

         The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please contact the undersigned at (212) 209-3060 if we may be of assistance.

                                                  Sincerely,

                                                  /s/ Robert Steven Brown

                                                  Robert Steven Brown

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